UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2023

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

This Report on Form 6-K (including the text under the headings “Financial Results”, the accompanying interim condensed consolidated financial statements and “Forward-Looking Statements” in the press release in Exhibit 99.1) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-227753 and 333-271384) and Form F-3 (File Nos. 333-195124, 333-236064, 333-249063 and 333-262055), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 30, 2023, Can-Fite BioPharma Ltd. issued a press release entitled “Can-Fite Reports Third Quarter 2023 Financial Results and Clinical Update”. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2023	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and
Chief Financial Officer

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